UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number 001-38370

CollPlant Biotechnologies Ltd.

(Exact name of registrant as specified in its charter)

4 Oppenheimer St, Weizmann Science Park

Rehovot 7670104, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

This Form 6-K, excluding the press release attached hereto, is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File Nos. 333-229163, 333-248479, 333-263842, 333-271320 and 333-279791) and Form F-3 (File Nos. 333-238731, 333-292640 and 333-297347), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

On August 29, 2026, CollPlant Biotechnologies Ltd. (the “Company”) entered into a Share Purchase Agreement dated as of August 29, 2026 (the “Purchase Agreement”) with LightSolver Ltd., a company incorporated under the laws of the State of Israel (“LightSolver”) and the current shareholders of LightSolver (the “Sellers”) for the purchase of all of the issued and outstanding share capital of LightSolver (the “Acquisition”). The closing of the Acquisition is expected to occur this week (the “Closing” and such date, the “Closing Date”), subject to the satisfaction of customary closing conditions.

In consideration for the Acquisition, the Company agreed to issue to the Sellers the following securities (collectively, the “Consideration Securities”): (i) an aggregate of 3,734,476 ordinary shares of the Company representing 19.7% of the outstanding ordinary shares of the Company prior to entering into the Purchase Agreement (the “Closing Shares”); (ii) pre-funded warrants to purchase an aggregate of 6,134,363 ordinary shares of the Company (the “Pre-Funded Warrants”), and (iii) three series of milestone-based warrants to purchase an aggregate of 224,078,345 ordinary shares of the Company (the “Milestone Warrants”), consisting of (a) Series 1 Milestone Warrants exercisable for up to 24,746,310 ordinary shares, (b) Series 2 Milestone Warrants exercisable for up to 96,295,669 ordinary shares, and (c) Series 3 Milestone Warrants exercisable for up to 103,036,366 ordinary shares, with each series becoming exercisable upon the achievement of a separate operational milestone as set forth in the Purchase Agreement. The purchase price of each Pre-Funded Warrant and Milestone Warrant is $0.00001 per ordinary share. In addition, the Company has agreed to issue to certain holders of outstanding and unvested options of LightSolver, options to purchase an aggregate of 2,261,966 options to purchase ordinary shares of the Company (the “Rollover Options”).

The Pre-Funded Warrants, the Milestone Warrants and Rollover Options are subject to an equity issuance limitation designed to comply with Nasdaq Listing Rule 5635 (the “Equity Blocker”). Accordingly, unless and until the Company obtains any required shareholder approval under Nasdaq rules, the Company will not be required to issue ordinary shares upon the exercise of such securities to the extent doing so would exceed the applicable issuance threshold under Nasdaq Listing Rule 5635. If a holder seeks to exercise warrants in a manner that would exceed such limit, the Company is required to promptly seek the requisite shareholder approval and will continue to resubmit the matter for shareholder approval, if necessary, until such approval is obtained. Until shareholder approval is received, any portion of the applicable warrants or awards that would exceed the Nasdaq issuance limit will remain outstanding and exercisable, but the underlying shares may not be issued.

One outstanding Simple Agreement for Future Equity (SAFE) previously issued by LightSolver with an aggregate purchase amount of $2.0 million was not converted in connection with the Acquisition and will remain outstanding following the Closing in accordance with its terms. The SAFE provides the holder with the right to receive equity securities of LightSolver upon the occurrence of certain future financing transactions and for certain cash or equity settlement rights in connection with a change of control or other liquidity events. Accordingly, the SAFE may result in future dilution to the Company's ownership interest in LightSolver and, indirectly, to the Company's shareholders.

Effective at Closing, the Company appointed Dr. Ruti Ben Shlomi to the Company’s board of directors to serve until the Company’s next annual general meeting. Dr. Ben-Shlomi has served as Chief Executive Officer and Co-Founder of LightSolver since January 2020. Prior to co-founding LightSolver, Dr. Ben-Shlomi conducted advanced research in quantum, atomic and molecular physics at the Weizmann Institute of Science. Earlier in her career, she served as a Process Engineer at Intel Corporation and as a Teaching Assistant in the Physics Department of Ben-Gurion University of the Negev. Dr. Ben-Shlomi received a Ph.D. in Quantum, Atomic and Molecular Physics from the Weizmann Institute of Science, an M.Sc. in Physics from Ben-Gurion University of the Negev, and a B.Sc. in Biophysics from Bar-Ilan University.

As a condition to Closing, Dr. Ruti Ben Shlomi and LightSolver’s Chief Technology Officer, Chene Tradonsky, are required to enter into continuation engagement agreements pursuant to which they would agree to continue providing services to LightSolver or CollPlant for a period of at least 36 months following the closing, subject to certain termination provisions.

Following the Closing, LightSolver will operate as a subsidiary of the Company and will include both the Company’s existing regenerative and aesthetic medicine and the LightSolver business. While entering the photonics market, the Company intends to continue to evaluate and manage its existing regenerative and aesthetic medicine business and is actively pursuing strategic collaborations with global leaders interested in integrating its technology into their development pipelines. The Purchase Agreement permits the Company to monetize certain regenerative and aesthetic medicine assets following Closing, with 20% of the resulting net proceeds payable to certain designated officers of the Company and the remaining proceeds retained by the Company.

The Purchase Agreement contains customary representations, warranties, covenants, conditions to closing and indemnification obligations of the Company and the Sellers. The representations, warranties and covenants contained in the Purchase Agreement were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to such agreement and may be subject to limitations agreed upon by the contracting parties.

Further, pursuant to the Purchase Agreement, the Company has agreed to file a registration statement on Form F-1 (or Form F-3, if then available) with the SEC within 75 days following the Closing, covering the resale of the Closing Shares and ordinary shares issuable upon exercise of the Pre-Funded Warrants and Milestone Warrants, and to use its best efforts to cause such registration statement to be declared effective within 180 days following the Closing (or 210 days if the SEC reviews and has comments on the registration statement).

H.C. Wainwright & Co., LLC (“Wainwright”) acted as advisor to the Company and in connection with the Acquisition, the Company entered into a finder agreement with Wainwright, pursuant to which the Company agreed to issue Wainwright (or its designees) warrants (the “Finder Warrants”) to purchase 2,000,000 ordinary shares of the Company at an exercise price of $0.36 per share upon closing of the acquisition. The warrants will have a five-year term following initial exercise date and the exercisability of the warrants shall be subject to shareholder approval.

Rodman & Renshaw, LLC (“R&R”) acted as advisor to LightSolver and in connection with the Closing, the Company and LightSolver plan to enter into an agreement with R&R (“R&R Agreement”) providing for the issuance to R&R of the following: (i) 186,724 ordinary shares of the Company, a pre-funded warrant to purchase 419,816 ordinary shares of the Company and milestone warrants to purchase an aggregate of 11,203,916 ordinary shares of the Company, the exercise of which shall be subject to the same milestone triggers as the Consideration Securities (the “Advisor Acquisition Securities”), (ii) a contingent pre-funded warrant to purchase 1,181,046 ordinary shares of the Company for each $6.25 million of gross proceeds in certain equity and debt financing and grants or sales of certain assets up to a maximum of pre-funded warrants to purchase 4,724,184 ordinary shares of the Company (the “Contingent Pre-Funded Warrants”), and (iii) 1,171,568 ordinary shares of the Company for advisory services (the “Advisory Shares”). The Company and LightSolver also plan to enter into an agreement on substantially similar terms as the R&R Agreement with another advisor granting to such advisor Advisor Acquisition Securities, Contingent Pre-Funded Warrants and Advisory Shares and who is acting in an advisory role to LightSolver. The issuance of the Advisor Acquisition Securities, Contingent Pre-Funded Warrants and Advisory Shares to both such parties will be subject to shareholder approval. Pursuant to an instruction from LightSolver, the Advisor Acquisition Securities and Advisory Shares issuable to such advisors will be deducted from the Consideration Securities otherwise issuable under the Purchase Agreement.

The Consideration Securities, the Finder Warrants, Advisor Acquisition Securities, Contingent Pre-Funded Warrants and Advisory Shares are being issued in reliance on an exemption from the registration requirement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and/or Regulation D or Regulation S promulgated thereunder, as applicable to each Seller, and applicable state securities laws. The securities have not been registered under the Securities Act, or applicable state securities laws.

The foregoing description of the Purchase Agreement, the Pre-Funded Warrants and the Milestone Warrants and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, Pre-Funded Warrants and Milestone Warrants, copies of which are filed as Exhibit 10.1, 10.2 and 10.3, respectively to this Report on Form 6-K and is incorporated herein by reference.

On August 31, 2026, the Company issued a press release announcing the Acquisition and entry into the Purchase Agreement. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation to buy, nor shall there be any sale of, any of the securities described herein in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This Report on Form 6-K contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the expected closing of the Acquisition. These statements are based on current beliefs and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially, including the risk that the closing conditions are not satisfied and the other risks and uncertainties described in the Company’s filings with the SEC, including its Annual Report on Form 20-F for the fiscal year ended December 31, 2025, and its Reports on Form 6-K. The Company undertakes no obligation to update any forward-looking statements except as required by law.

EXHIBITS

Exhibit No.	Description
10.1*	Share Purchase Agreement, dated August 29, 2026, by and among CollPlant Biotechnologies Ltd., LightSolver Ltd. and the shareholders of LightSolver listed therein.
10.2	Form of Pre-Funded Warrant
10.3	Form of Milestone Warrant
99.1	Press Release, dated August 31, 2026.

*	Certain schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COLLPLANT BIOTECHNOLOGIES LTD.

Date: August 31, 2026	By:	/s/ Eran Rotem
		Name:	Eran Rotem
		Title:	Deputy CEO and Chief Financial Officer

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